[NAM TAI LOGO]                                                      NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  LORNE WALDMAN
1790 - 999 WEST HASTINGS STREET                                        PRESIDENT
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816           WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                           NAM TAI ELECTRONICS, INC.
                       Update on the Putative Class Action

VANCOUVER, CANADA -- June 6, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) announced that it continues to prepare its defenses in the consolidated action entitled Michael Rocco v Nam Tai Electronics, Inc. et al., Civil Action No. 03-CV-1148 ("the Rocco Action"), and expects to participate in motion practice and oral arguments on issues concerning the certification of the proposed class over the next two months. The Company took the deposition of lead plaintiff on the class certification issues on May 6, 2005. Plaintiff filed his motion seeking class certification on May 27, 2005. Nam Tai's response to plaintiff's motion is due on June 20, 2005. The Court is scheduled to hear oral argument on July 11, 2005.

The initial complaint in the Rocco Action was filed on February 20, 2003. In July 2003, this initial complaint was consolidated with another complaint filed in April 2003 captioned A.J. & Celine Steigler v. Nam Tai Electronics, Inc. et al. The consolidated complaint was filed in July 2003 on behalf of a putative class of persons who purchased the common shares of Nam Tai from July 29, 2002 through February 18, 2003. The consolidated complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and alleges that material misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to a corporate transaction involving Nam Tai.

Nam Tai believes the Rocco Action to be wholly without merit and intends to defend the case vigorously to protect its name and the interests of its shareholders.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of the Hong Kong Stock Exchange at www.hkex.com to obtain their information. The stock code of

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NTEEP and JIC in the Hong Kong Stock Exchange are the 2633 and 987,
respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company.




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